FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 25, 2012

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Press release dated June 25, 2012

2.	Press release dated June 25, 2012 – Proxy Statement

Item 1.

CELLCOM ISRAEL LTD. ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS

NETANYA, Israel, June 25, 2012 – Cellcom Israel Ltd. (NYSE: CEL) announced today that the 2012 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on August 7, 2012, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is July 5, 2012.

The agenda of the Meeting is as follows:

(1)
re-election of Ami Erel, Shay Livnat, Raanan Cohen, Rafi Bisker, Shlomo Waxe, Haim Gavrieli, Ari Bronshtein, Ephraim Kunda and Edith Lusky as directors. Our other directors, Nochi Dankner and Assaf Topaz, and our statutory external directors, Ronit Baytel and Joseph Barnea, will continue to serve on the board as set forth in the proxy statement;

(2)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(3)	consideration of our audited financial statements for the year ended December 31, 2011.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Items 1 and 2 require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.

Item 3 will not involve a vote.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about July 5, 2012, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.362 million subscribers (as at March 31, 2012) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. Cellcom Israel operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE

networks.Cellcom Israel offers Israel's broadest and largest customer service infrastructure, including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Item 2.

CELLCOM ISRAEL LTD.

NOTICE OF THE 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on August 7, 2012, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1)	re-election of Ami Erel, Shay Livnat, Raanan Cohen, Rafi Bisker, Shlomo Waxe, Haim Gavrieli, Ari Bronshtein, Ephraim Kunda and Edith Lusky as directors;

(2)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(3)	consideration of our audited financial statements for the year ended December 31, 2011.

Shareholders of record at the close of business on July 5, 2012 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States. If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange for trading thereon, such shareholder should deliver or mail (via registered mail) his, her or its completed proxy to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the Tel Aviv Stock Exchange. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated:  June 25, 2012

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2012 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the 2012 Annual General Meeting of Shareholders. The Meeting will be held on August 7, 2012, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)	re-election of Ami Erel, Shay Livnat, Raanan Cohen, Rafi Bisker, Shlomo Waxe, Haim Gavrieli, Ari Bronshtein, Ephraim Kunda and Edith Lusky as directors;

(2)	reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditor; and

(3)	consideration of our audited financial statements for the year ended December 31, 2011.

The Company currently is not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Only shareholders of record at the close of business on July 5, 2012 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about July 5, 2012 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On June 24, 2012, 99,481,487 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel.  We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer, control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. Our specific licenses also require approval of the Minister of Communications before acquiring the ability to exercise significant influence over us. In this context, holding 25% or more of our means of control is presumed to confer significant influence. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” and "Other Licenses" of our Annual Report for 2011 on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2012, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance – Company Profile - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not be entitled to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify that his, her or its holdings of our Ordinary Shares do not contravene any of the restrictions contained in our licenses.

Since it is highly unlikely that any of the Company’s shareholders has lost the right to vote his, her or its Ordinary Shares pursuant to the Company’s licenses, and to avoid confusion, the enclosed form of proxy includes a certification that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses.  If your holdings of Ordinary Shares do so contravene, then you are not entitled to vote such shares and you should not sign or send the form of proxy.  If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of May 1, 2012, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of May 1, 2012. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 99,481,487 Ordinary Shares outstanding as of May 1, 2012. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Discount Investment Corporation Ltd.*	46,793,635	47.04%
Psagot Investment House Ltd.**	5,033,159	5.06%
Directors and executive officers as a group (27 persons)***	47,081,459	47.33%

*
DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is a majority-owned subsidiary of IDB Development Corporation Ltd., or IDB Development. Includes 31,192,780 Ordinary Shares held by DIC directly, 12,188,355 Ordinary Shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 Ordinary Shares, representing approximately 3.43% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 59,347 Ordinary Shares (representing approximately 0.06% of our issued and outstanding shares) held as of May 1, 2012 by indirect subsidiaries of IDB Development for their own account and 1,848,184 Ordinary Shares (representing approximately 1.86% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by such subsidiaries.

IDB Development, an Israeli company, is a wholly-owned subsidiary of IDB Holding Corporation Ltd., or IDB, a public Israeli company traded on the Tel Aviv Stock Exchange.

IDB is controlled as follows:

•
Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner (who is also the Chairman of the boards of directors of IDB, IDB Development and DIC and one of our directors) and his sister Shelly Bergman, held as of May 1, 2012, directly and through a wholly-owned subsidiary, approximately 45.87% of the outstanding shares of IDB;

•	Nochi Dankner held as of May 1, 2012 approximately 0.76%, and Shelly Bergman, through a wholly-owned company, held as of May 1, 2012 approximately 3.99%, of the outstanding shares of IDB;

•
Avraham Livnat Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDB, a director and Deputy Chairman of the board of directors of IDB Development and a director of DIC, and another son, Shay Livnat, is one of our directors and a director of IDB Development), held as of May 1, 2012, directly and through a wholly-owned subsidiary, approximately 12.29% of the outstanding shares of IDB; and

•
Manor Holdings BA Ltd., or Manor, a private Israeli company controlled by Ruth Manor (whose son in law Assaf Topaz, is one of our directors, her husband Isaac Manor is a director and Deputy Chairman of IDB and a director of IDB Development and DIC,  and her son Dori Manor is a director of IDB, IDB Development and DIC), held as of May 1, 2012, directly and through a majority-owned subsidiary, approximately 11.55% of the outstanding shares of IDB.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to the major part of their holdings in IDB for the purpose of maintaining and exercising control of IDB as a group. Their additional holdings in IDB are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. In February 2012, these entities have entered into an additional agreement (which shall come into force upon the closing of a certain acquisition transaction which does not involve the Company in any way) whereby such parties will act, among other things, to remove Livnat from the control group of IDB, and Livnat will grant to Ganden and Manor an option to purchase from Livnat (and Ganden and Manor will grant to Livnat an  option to sell to them) shares of IDB held by Livnat.

A portion of the foregoing holdings in IDB have been pledged to financial institutions as collateral for loans taken to finance the purchase of IDB's shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

Based on the foregoing, IDB and IDB Development (by reason of their control of DIC), Ganden, Manor and Livnat (by reason of their control of IDB) and Nochi Dankner, Shelly Bergman, Ruth Manor, and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB Development for others.

**
Represents shares beneficially owned by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds managed by Psagot Provident Funds and Pension Ltd., and pension funds managed by Psagot Pension (Haal) Ltd.  Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Ltd., and Psagot Pension (Haal) Ltd. is a wholly-owned subsidiary of Psagot Investment House Ltd.  These subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in such shares is held for the benefit of the owners of portfolio accounts, the holders of the exchange-traded notes or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. Psagot Investment House Ltd. disclaims beneficial ownership of any such shares. The foregoing information is based on a Schedule 13G filed by Psagot Investment House Ltd. on June 17, 2012.

***
Includes the 46,793,635 Ordinary Shares held, directly or indirectly, by DIC and 59,347 Ordinary Shares held by indirect subsidiaries of IDB Development, for their own account, which may be deemed to be beneficially owned by Nochi Dankner by virtue of his control of IDB. Does not include an aggregate of 1,848,184 of our Ordinary Shares held, as of May 1, 2012, by members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by indirect subsidiaries of IDB Development. Each of our directors who is affiliated with IDB or DIC disclaims beneficial ownership of such shares. Also includes 173,830 Ordinary Shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following May 1, 2012 , and 54,647 Ordinary Shares held by Ami Erel, our chairman of the Board , as of May 1, 2012.

Note Regarding Forward-Looking Statements

Certain information in this Proxy Statement contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the SEC, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2011. Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

AGENDA OF THE 2012 ANNUAL GENERAL MEETING

Item 1 – Re-election of Directors

At the Meeting, the shareholders will be asked to re-elect each of Ami Erel, Shay Livnat, Raanan Cohen, Rafi Bisker, Shlomo Waxe, Haim Gavrieli, Ari Bronshtein, Ephraim Kunda and Edith Lusky to our Board of Directors to serve until the next Annual General Meeting or his or her earlier resignation or removal from this office. Mr. Shlomo Waxe and Mr. Efraim Kunda are “independent directors” under the rules of the U.S. Sarbanes-Oxley Act applicable to audit committee members. These nominees have been approved by our Board of Directors.

Our statutory external directors, Ronit Baytel and Joseph Barnea, who were elected on April 7, 2010 for a second three-year term, will continue to serve.

Our cellular license requires, and our Articles of Association provide, that at least 20% of our directors will be appointed and removed by shareholders who are Israeli citizens and Israeli residents from among our founding shareholders. If our Board of Directors is comprised of 14 directors or less, these Israeli shareholders will appoint two directors, and if our Board of Directors is comprised of between 15 and 24 directors, these Israeli shareholders will appoint three directors. Our Articles of Association provide that DIC, as our founding shareholder, is responsible for complying with the requirement under our cellular license that Israeli citizens and residents from among our founding shareholders hold at least 20% of our outstanding shares, and that so long as DIC so complies, it will be entitled to appoint and remove these directors. Accordingly, as its appointees to our Board of Directors, DIC has designated Nochi Dankner and Assaf Topaz as of February 2007 and August 2011, respectively, and their appointment as our directors does not require approval of the shareholders at the Meeting.

 A brief biography of each nominee is set forth below:

Ami Erel has served as Chairman of our Board of Directors since 2005. Mr. Erel has served as President and Chief Executive Officer of Discount Investment Corporation Ltd. since 2001. From March to December 2007, Mr. Erel also served as the Chief Executive Officer of Netvision Ltd., where he served prior to March 2007 and from 2008 to 2011, as Chairman of the board of directors. From September 2007 through December 2011 he also served as Chairman of the board of directors of Koor Industries Ltd. From 1999 to 2001, he served as President of Elron Electronic Industries Ltd., where he continues to serve as a member of the Board of Directors and also served, until January 2007, as its Chairman of the board of directors. From 1997 to 1999, he served as President and Chief Executive Officer of Bezeq – The Israeli Telecommunications Corporation Ltd.  Mr. Erel also serves as deputy Chairman of the board of directors of Makhteshim-Agan Industries Ltd. (where he served from 2006 as a director and from January 2011 through October 2011 as Chairman of the board of directors) and as a member of the boards of directors of Maariv Holdings Ltd. and other IDB group companies. Mr. Erel has served as the chairman of the executive committee of the Manufacturers Association of Israel from 2005 to 2009 and from 2009 to 2011 he served as the chairman of the Israel Export & International Cooperation Institute.  Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

           Shay Livnat has served as a member of our Board of Directors since 2005.  Mr. Livnat has served as the President and Chief Executive Officer of Zoe Holdings Ltd., a holding company that manages a diverse portfolio of international telecommunications operations and hi-tech companies, which was founded by him in 1988, since 2001 and as Vice President and member of the board of directors of Taavura Holdings Ltd.  From 1988 to 1998, he served as Chief Executive Officer of Tashtit Ltd.  Mr. Livnat also serves as a member of the boards of directors of various IDB group companies, including IDB Development Corporation Ltd., Clal Industries and Investments Ltd., Clal Insurance Enterprises Holdings Ltd., Elron Electronic Industries Ltd. and other companies in the Avraham Livnat Group and Zoe/Cyphertech Group of companies. Mr. Livnat also serves as a member of the board of the Academic College of Tel-Aviv-Jaffa. Mr. Livnat holds a B.Sc. in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

Raanan Cohen has served as a member of our Board of Directors since 2000.  Mr. Cohen also has served as Chief Executive Officer of Koor Industries Ltd. since July 2006.  From 2004 to 2006, he also served as Chief Executive Officer of Scailex Corporation Ltd.  Since 2001 he has served as Vice President of Discount Investment Corporation Ltd., having previously served, from 1999 to 2001, as executive assistant to the chief executive officer of Discount Investment Corporation Ltd.  From 1997 to 1999, he was an associate at McKinsey & Company Inc., London.  Mr. Cohen also serves as a member of the boards of directors of Makhteshim-Agan Industries Ltd. and various private companies.  Mr. Cohen is a member of the Israeli Bar Association and holds an L.L.B. and a B.A. in economics from Tel Aviv University and an M.B.A. in management from the J.L. Kellogg Graduate School of management of Northwestern University.

Rafi Bisker has served as a member of our Board of Directors since 2006.  Mr. Bisker currently serves as co-Chairman of the board of directors of Shufersal Ltd. and as the Chairman of the board of directors of Property and Building Corporation Ltd., Bayside Land Corporation Ltd. and various private companies.  From 2000 to 2005, he served as Chief Executive Officer of Ganden Holdings Ltd. and Ganden Real Estate Ltd.  From 1989 to 1999, he served as Chief Executive Officer of Dankner Investments Ltd.  Mr. Bisker also serves as a member of the boards of directors of IDB Holding Corporation Ltd., IDB Development Corporation Ltd., Discount Investment Corporation Ltd., Clal Industries and Investments Ltd., Koor Industries Ltd., Ganden Holdings Ltd., ISPRO The Israel Properties Rental Corporation Ltd., Mehadrin Ltd., and various private companies.  Mr. Bisker holds a B.Sc. in civil engineering from the Technion, Israel Institute of Technology.

Shlomo Waxe has served as a member of our Board of Directors since 2006.  Mr. Waxe has served as Director General of the Israel Association of Electronics and Software Industries since 2006.  From 2002 to 2005, he worked in the field of communications management and consultancy.  From 1999 to 2001, he served as Chief Executive Officer of Zeevi Communications Ltd.  From 1997 to 1999, he served as a consultant to cellular communications projects in Sao Paulo, Brazil and in Northeast Brazil.  From 1993 to 1997, he served as the Director General of Israel’s Ministry of Communications.  From 1990 to 1993, he served as commanding officer of the signal, electronics and computer corps of the Israel Defense Forces and he is a retired brigadier general. Mr. Waxe also serves as a member of the board of directors of C. Mer Industries Ltd. and until 2009, served as a board member of Shrem, Fudim – Technologies Ltd and until May 2012, served as a board member of Tambur Ltd.  Mr. Waxe holds a B.A. in political science from the University of Haifa.

Haim Gavrieli has served as a member of our Board of Directors since 2008. Mr. Gavrieli has served as the Chief Executive Officer of IDB Holding Corporation Ltd. since 2009 and also as Chief Executive Officer of IDB Development Corporation Ltd. since 2011, where he served as Executive Vice President from 2006 to 2011. He also serves as a member of the boards of directors of Discount Investment Corporation Ltd., Koor Industries Ltd., other IDB group companies and various private companies. Mr. Gavrieli also serves as a Deputy Chairman of Shufersal Ltd. and Co-Chairman of the board of directors of IDB Tourism (2009) Ltd. and Chairman of Modiin Energy Management (1992) Ltd. Mr. Gavrieli holds a B.A. in political science and sociology from the University of Haifa and an M.A. in management from the University of Haifa.

Ari Bronshtein has served as a member of our Board of Directors since 2008. Mr. Bronshtein has served as Vice-President of DIC since January 2006. Since July 2010, he also has served as a Chief Executive Officer, and from May 2009 to June 2010 he served as co-Chief Executive Officer, of Elron Electronic Industries Ltd. Mr. Bronstein also serves as a member of the boards of directors of Maxima Air Separation Center Ltd., Modiin Energy Management (1992) Ltd., Starling Advanced Communications Ltd., Maariv Holdings Ltd., Given Imaging Ltd. and various private companies. From 2004 to 2005, he served as Vice President and head of the Economics and Business Development division, and from 2000 to 2003, as Director of Finance and Investments, at Bezeq – The Israeli Telecommunications Corporation Ltd. Mr. Bronshtein holds a B.A. in finance and management and M.Sc. degree in finance and accounting, both from Tel Aviv University.

Ephraim Kunda has served as a member of our Board of Directors since 2010. Mr. Kunda is an Israeli businessman and is the owner and managing director of a private consulting company that provides economic consultancy and business mediation services. From 2007 to 2010, Mr. Kunda has served as the Chairman of the board of directors and since 2010 as a member of the board of directors of Ravad Ltd., a public real estate investment company.  From 2003 to 2007, Mr. Kunda served as an external director of Property and Building Corporation Ltd., a public real estate company that is a member of the IDB group. Mr. Kunda holds a B.A. in Economics from Tel Aviv University.

Edith Lusky has served as a member of our Board of Directors since March 2011. Ms. Lusky serves as an external director at Israel Discount Bank Ltd. since 2009. From 2004 to 2008 Ms. Lusky served as senior vice president of retail banking and risk management of Union Bank of Israel Ltd. and from 2001 to 2004 she served as chief executive officer of Mishcan - Bank Poalim for Mortgages Ltd. Ms. Lusky holds a B.A. in Economics and Statistics and an M.Sc in Economics, both from Tel Aviv University.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Ami Erel be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shay Livnat be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Raanan Cohen be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Rafi Bisker be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Shlomo Waxe be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Haim Gavrieli be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ari Bronshtein be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Ephraim Kunda be re-elected to the Board of Directors of the Company, effective immediately.

RESOLVED, that Edith Lusky be re-elected to the Board of Directors of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 2 – Reappointment of Independent Auditors

At the Meeting, pursuant to the recommendation of our audit committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a member of KPMG International, independent certified public accountants in Israel, as our independent auditors until the next Annual General Meeting. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions from the shareholders.

In accordance with our Articles of Association and as contemplated by the U.S. Sarbanes-Oxley Act, our board of directors has delegated to our audit committee the authority to fix the fees paid to our independent auditors.  Such fees for the past fiscal year were disclosed under Item 16C of our Annual Report for the year 2011 on Form 20-F, which we filed on March 7, 2012, and we will report them to the shareholders at the Meeting, as well.

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter is required for the approval of the proposed resolution in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin be reappointed as the independent auditors of the Company until the 2013 Annual General Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 - Consideration of the 2011 Financial Statements

Our audited financial statements for the year ended December 31, 2011 are included in our Annual Report on Form 20-F, which we filed with the SEC on March 7, 2012. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC reports are also available to the public on the SEC's website at http://www.sec.gov. The annual report is available on our website at http://investors.ircellcom.co.il/sec.cfm. These financial statements and annual report are not a part of this Proxy Statement.  We will hold a discussion with respect to the financial statements at the Meeting.

By Order of the Board of Directors,

Liat Menahemi Stadler
VP Legal and Corporate Secretary

Dated:  June 25, 2012

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 25, 2012	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel